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                          May 17, 2024

       Paul Mann
       Chief Executive Officer
       ASP Isotopes Inc.
       1101 Pennsylvania Avenue NW, Suite 300
       Washington, D.C. 20004

                                                        Re: ASP Isotopes Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 9, 2024
                                                            File No. 333-279267

       Dear Paul Mann:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Donald Ainscow, Esq.